

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 13, 2011

Mr. Najeeb Ghauri
Chief Executive Officer
Netsol Technologies, Inc.
23901 Calabasas Road
Suite 2072
Calabasas, CA 91302

> **Re: Netsol Technologies, Inc.**
> **Form 10-K for the fiscal year ended June 30, 2010**
> **Filed on September 10, 2010**
> **Form 10-K/A for the fiscal year ended June 30, 2010**
> **Filed on September 14, 2010**
> **Form 10-Q for the quarterly period ended September 30, 2010**
> **Filed on November 12, 2010**
> **File No. 000-22773**

Dear Mr. Ghauri:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended June 30, 2010

General

1.   You state on pages 26, 27, and elsewhere that you intend to sell your products in the newer markets in Middle East, Africa, and Latin America, regions generally understood to include Iran, Syria, Sudan, and Cuba. Iran, Syria, Sudan, and Cuba

are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with Iran, Syria, Sudan, or Cuba. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria, Sudan, and Cuba, if any, whether through subsidiaries, joint ventures, distributors, or other direct or indirect arrangements. Your response should describe any products, components, equipment, technology, software, services, information, and support that you have provided into Iran, Syria, Sudan, and Cuba, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Item 3. Legal Proceedings, page 22

2.   In your response letter, please describe the basis for your determination that disclosure relating to the litigation referenced on page F-34 was not required by Item 103 of Regulation S-K.

Item 4. Market for Registrant's Common Equity and Related Stockholder Matters and Issuer Purchases of Equity Security

Recent Sales of Unregistered Securities, page 24

3.   For each unregistered offering, please revise to clarify the section of the Securities Act or the rule of the Commission under which exemption from registration is claimed and state briefly the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-K. Please note that this comment also applies to your quarterly report on Form 10-Q for the quarter ended September 30, 2010.

4.   Here and in your quarterly report on Form 10-Q for the quarter ended September 30, 2010, you indicate that certain of your unregistered sales of securities were made based on a claim of exemption under Regulation D. However, you do not appear to have filed any Forms D in connection with these offerings. Please note that as of March 16, 2009, Forms D are required to be submitted electronically on EDGAR. Please file the required Forms D for any sales made in reliance on Regulation D after this date, or tell us in your response letter why no such filings are required. See Rule 503 of Regulation D, SEC Release No. 33-8891, and the additional guidance provided by the Division of Corporation Finance at: http://www.sec.gov/divisions/corpfin/formdfiling.htm and http://www.sec.gov/info/smallbus/secg/formdguide.htm.

Item 6. Management's Discussion and Analysis and Plan of Operations

Critical Accounting Policies

Goodwill, page 30

5.   We note your critical accounting policy and footnote disclosures regarding goodwill impairment testing. Tell us your consideration of providing enhanced disclosures that more fully describe the estimates and assumptions included in your assessment and evaluation of goodwill impairment. In this respect, we have identified the following areas where we believe additional discussion would enhance your disclosures:

- Please disclose your annual goodwill impairment test date. Discuss the reporting units used in your analysis and explain how the reporting units were identified.   Provide the amount of goodwill allocated to each reporting unit and explain in greater detail how you estimate the fair value of each reporting unit.

- To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying values and are potentially at risk of failing step one of your goodwill impairment analysis please tell us and disclose the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test. Alternatively, if you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination.

- For those reporting units in which the fair values do not exceed their carrying values by significant amounts, describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value.

Results of Operations, page 31

6.   Tell us your consideration of providing enhanced disclosures to explain the underlying reasons for your significant revenue growth. In this respect, you should clearly explain why there was such a significant increase in your license fee revenues. We refer you to Section III.B of SEC Release 33-8350.

7.   Please tell us how you considered discussing the extent to which changes in revenues from period to period were due to changes in prices or changes in the volume of products sold and services provided. See Item 303(a)(3)(iii) of

Regulation S-K. Please note that this comment also applies to your filing on Form 10-Q for the quarter ended September 30, 2010.

8.   Please clarify what you mean by your statement on page 32 that "[d]ue to the revision in [y]our pricing policy, NFS™ license value in APAC is in the range of $1.0 to $2.0 million, without factoring in services maintenance and implementation fees." In addition, explain the reason for the change in your pricing policy, or why you concluded that such disclosure is not required.

Liquidity and Capital Resources, page 36

9.   Tell us your consideration of providing enhanced disclosures that focus on the primary drivers of and other material factors necessary to an understanding of your cash flows. In this regard, we note that there were material changes in several working capital line items, however, you have not disclosed why these changes occurred and how they impacted operating cash flow. Also, tell us how you considered disclosing the days sales outstanding ("DSO") at each balance sheet date and the impact it has on your cash flows. You should also consider disclosing the impact that your convertible debt and loans payable will have on your future cash flows. We refer you to Section IV.B of SEC Release No. 33-8350.

10.   We note from your disclosures on page F-27 that the cumulative amount of undistributed earnings of foreign subsidiaries that you intend to permanently invest and upon which no U.S. income taxes has been provided is $21.7 million as of June 30, 2010. Please tell us how you considered providing liquidity disclosures to discuss the potential tax impact associated with the repatriation of the undistributed earnings. In this regard, consider disclosing the amount of cash that is currently held by your foreign subsidiaries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

11.   Please tell us what consideration you gave to including a more detailed discussion of the financial covenants in your bank loans, their impact on your liquidity and capital resources, and the status of your compliance with the covenants. Please note that this comment also applies to your filing on Form 10-Q for the quarter ended September 30, 2010.

Item 8A(T). Controls and Procedures, page 37

12.   We note that this section does not include the disclosure required by Item 9A of Form 10-K. Given the nature and extent of this omission, please tell us whether you consider your Form 10-K to be timely filed.

Item 9. Directors, Executive Officers and Corporate Governance, page 38

13.   We are unable to locate disclosure responsive to Items 406, 407(d)(4) and
        407(d)(5) of Regulation S-K in your Form 10-K or amended Form 10-K. See
        Item 10 of Form 10-K. Please revise or advise us why this information is not
        provided.

Directors and Executive Officers, page 38

14.   In your amended filing, include a more detailed description of the specific
        experience, qualifications, attributes or skills that led to the conclusion that each
        nominee should serve as your director at the time that the disclosure is made, in
        light of your business and structure. See Item 401(e)(1) of Regulation S-K.

Item 10. Executive Compensation

Compensation Discussion and Analysis

2010 Executive Compensation Components

Base Salary, page 42

15.   Please revise your disclosure in this section to explain why base salaries were
        adjusted for each of your named executive officers for the past fiscal year. See
        Item 402(m)(1) of Regulation S-K.

Annual Bonus, page 42

16.   Please revise your disclosure to provide a more detailed discussion of the
        performance-based cash bonus component of your compensation program, as well
        as why none of your named executive officers were awarded cash bonuses for
        your fiscal year ended June 30, 2010. See Item 402(m)(1) of Regulation S-K.

Long-Term Equity Incentive Compensation, page 42

17.   Please revise your discussion in this section to provide a detailed discussion
        explaining how you determined the amount of stock awarded to each named
        executive officer during the fiscal year ended June 30, 2010. See Item 402(m)(1)
        of Regulation S-K.

Summary Compensation, page 44

18.   It is unclear why your disclosure in footnote 2 is not included in the table itself. It
        appears that the dollar amount of the option grants, determined in accordance with

FASB ASC Topic 718 should be set forth in column (f), and corresponding changes should be made to column (j). See Item 402(n)(2)(vi) of Regulation S-K, and the guidance provide in Section II.A.2.d. of SEC Release No. 33-9089. Please revise or advise.

Item 14. Exhibits and Reports on Form 8-K, page 58

19.   It appears that you have effective registration statements on Forms S-3 and S-8, including, without limitation File Nos. 333-140248, 333-138103 and 333-142054, that incorporate by reference from your annual report. You have not, however, included a written consent from your independent auditors as an exhibit to your filing. Please file the written consent as an exhibit to your amended Form 10-K. See Item 601(b)(23)(ii) of Regulation S-K. If any offerings on Form S-3 or S-8 have been completed or are otherwise terminated, please advise, and file a post-effective amendment consistent with Securities Act Rule 415.

Signatures, page 60

20.   We note that your Form 10-K has not been signed by your CFO, Boo-Ali Siddiqui, in his individual capacity. See paragraph 2(a) of General Instruction D to Form 10-K. Please file an amended Form 10-K that is properly signed.

21.   We note that you did not identify the person signing the annual report on Form 10-K in the capacity of controller or principal accounting officer. See paragraph 2(a) of General Instruction D to Form 10-K. Note that any person who occupies more than one of the specified positions must indicate each capacity in which he or she signs the report. See paragraph 2(b) of General Instruction D to Form 10-K. Please include the signature of your controller or principal accounting officer in your amended Form 10-K. Please note that this comment also applies to your amended 10-K filed on September 14, 2010.

Consolidated Financial Statements

Consolidated Statement of Operations and Comprehensive Loss, page F-4

22.   Please tell us how your disclosures comply with ASC 810-10-55-4J. In this regard, we note the line-item description "net income (loss) before non-controlling interest in subsidiary and income taxes" in the consolidated statement of operations appears to include income (loss) from the non-controlling interest and therefore appears to represent "net income (loss)" if presented after tax. We also note that the line item currently labeled as "Net income (loss)" appears to represent "Net income attributable to NetSol." Please revise or tell us why revision is not warranted.

Consolidated Statements of Cash Flows, page F-7

23.   Please tell us how you considered FASB ASC 230-10-45-28, which indicates that
        the statement of cash flows prepared under the indirect method should start with
        "net income (loss)." In this respect, please note that ASC 810-10-65-1 defines
        "net income" as attributable to both the controlling and non-controlling interests.

Note 2. Summary of Significant Accounting Policies

(F) Allowance for Doubtful Accounts, page F-10

24.   Please clarify how you determine that collectability of your accounts receivable is
        reasonably assured pursuant to Section 13(A)(1) and footnote 6 of FASB ASC
        650-10-S99. Please tell us and disclose your typical payment terms and clarify
        whether you generally receive payment within these terms. As part of your
        response, please provide us with your DSO for each of the periods presented.

(G) Revenues in Excess of Billings, page F-10

25.   We note your percentage of completion arrangements result in "revenues in
        excess of billings" Please tell us how you consider the collectibility criteria and
        the fixed and determinable criteria when recognizing revenue from these
        arrangements. As part of your response, please tell us the extent to which you
        have successfully billed and collected these amounts subsequent to the balance
        sheet date.

(T) Foreign Currency Translation, page F-14

26.   Please clarify how you determine the functional currency for each of your
        subsidiaries. Provide an analysis that demonstrates the functional currency is the
        currency of the primary economic environment in which the entity operates,
        normally the currency in which the operation generates and expends cash. We
        refer you to the guidance in FASB ASC 830-10-45-2 through 830-10-45-6 and
        830-10-55-3 through 830-10-55-7.

Note 7. Intangible Assets, page F-18

27.   Please tell us and revise in future filing to disclose the weighted average
        amortization period in total and by major intangible asset class. See FASB ASC
        350-30-50-1.

Note 8. Goodwill, page F-19

28.   Please tell us how you considered disclosing the amount of goodwill for each reportable segment. We refer you to the guidance in FASB ASC 350-20-50.

Note 18. Segment Information and Geographic Areas, page F-35

29.   We note from your disclosures on page 16 that your Pakistan operations contributed 58.18% of your 2010 revenues. Please tell us your consideration of separately disclosing within your segment disclosures the amount of revenues or assets attributable to each material foreign country. We refer you to the guidance in FASB ASC 280-10-50-41.

Note 19. Non-Controlling Interest in Subsidiary, page F-37

30.   Please tell us how your disclosures comply with FASB ASC 810-10-50-1A(c) and (d). Also, see the examples in FASB ASC 810-10-55-4(L) and (M).

Exhibits 31.1 and 31.2

31.   The certifications may not be changed in any respect from the language of Item 601(b)(31) of Regulation S-K, even if the change would appear to be inconsequential in nature. See Section II.B.4 of SEC Release No. 34-46427. We note that you have made the following changes:

• Replaced the word "report" with "quarterly report" and "annual report" in paragraph 2;

• Replaced the word "report" with "annual report" in paragraph 3;

• Deleted the language pertaining to internal control over financial reporting in paragraph 4;

• Omitted paragraph 4(b) of Item 601(b)(31);

• Modified the language of paragraph 4(d) of Item 601(b)(31); and

• Included paragraph 6, which is not required by Item 601(b)(31).

Please file an amended 10-K with certifications containing the exact language required by Item 601(b)(31) of Regulation S-K.

Form 10-K/A for the fiscal year ended June 30, 2010

Item 8(A)(T) Controls and Procedures

General

32.   We note that you conduct a significant portion of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, please address the following:

- In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to assess financial reporting risks that are relevant to all locations where you have operations.

- If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

- If you maintain your books and records of your foreign subsidiaries in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

- If you do not maintain the books and records of your foreign subsidiaries in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

33.   We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

- what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

- what relevant education and ongoing training he or she has had relating to U.S. GAAP;

- the nature of his or her contractual or other relationship to you;

- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

34.   If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

- the name and address of the accounting firm or organization;

- the qualifications of their employee who perform the services for your company;

- how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

- how many hours they spent last year performing these services for you; and

- the total amount of fees your paid to each accounting firm or organization with the evaluation of internal control over financial reporting for the most recent fiscal year end.

35.   If your retain individuals who are not your employees and are not employed by and accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but tell us:

- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

- how many hours they spent last year performing these services for you; and

- the total amount of fees your paid each individual in connection with the preparation of your financial statements and in connection with the evaluation of your internal control over financial reporting for the most recent fiscal year end.

36.   Since you do not appear to have identified an audit committee financial expert in your filing, please describe the extent of the audit committee's knowledge of U.S. GAAP and internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

37.   We note your statement that under the supervision and participation of management, including the Chief Executive Officer and Chief Financial Officer, you performed an assessment of the effectiveness of your internal controls over financial reporting "as of July 3, 2010." Similarly, you state that there have been no significant changes in your internal controls over financial reporting during your "fourth fiscal quarter ended July 3, 2010." Management's annual report on the effectiveness of internal controls must be as of the end of the registrant's most recent fiscal year. See Item 308(a)(3) of Regulation S-K. Similar concerns apply to your disclosures that there were no changes during your fourth fiscal quarter ended July 3, 2010. Please revise your disclosures accordingly.

Exhibits 31.1 and 31.2

38.   As noted above in comment 31, the certifications may not be changed in any respect from the language of Item 601(b)(31) of Regulation S-K. See Section II.B.4 of SEC Release No. 34-46427. We note that you have made the following changes:

- Included the company's signature, not the required individuals' signatures; and

- Included a disclaimer after the signature block.

Please file an amended 10-K with certifications containing the exact language required by Item 601(b)(31) of Regulation S-K.

Form 10-Q for the quarterly period ended September 30, 2010

Cover Page

39.   We note that you have checked the box for Non-accelerated filer instead of Smaller reporting company. In your response letter, please provide us with an analysis explaining why you no longer meet the definition of Smaller reporting company. Refer to Exchange Act Rule 12b-2.

Mr. Najeeb Ghauri
Netsol Technologies, Inc.
January 13, 2011
Page 12

Exhibits 31.1 and 31.2

40.   As noted above in comments 31 and 38, the certifications may not be changed in
       any respect from the language of Item 601(b)(31) of Regulation S-K. See Section
       II.B.4 of SEC Release No. 34-46427. We note that you have made the following
       changes:

       •   Replaced the word "report" with "quarterly report" in paragraphs 2 and 3;

       •   Deleted the language pertaining to internal control over financial reporting in
           paragraph 4;

       •   Omitted paragraph 4(b) of Item 601(b)(31); and

       •   Modified the language of paragraph 4(d) of Item 601(b)(31).

       Please file an amended 10-Q with certifications containing the exact language
       required by Item 601(b)(31) of Regulation S-K.

       We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the
company acknowledging that:

       •   the company is responsible for the adequacy and accuracy of the disclosure in
           the filing;

       •   staff comments or changes to disclosure in response to staff comments do not
           foreclose the Commission from taking any action with respect to the filing;
           and

       •   the company may not assert staff comments as a defense in any proceeding
           initiated by the Commission or any person under the federal securities laws of
           the United States.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462. Please contact me with any other questions at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief